# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SkyAI, Inc., CIK 0001737995
CUSIP: 82003F309
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 09/03/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002106951
Persons authorized to receive notices and communications: CHRISTIAN THOMPSON C/O BASTION, Unit 7a, R&F De Castro Building, 200 Waterfront Drive, Road Town, Tortola, Virgin Islands British (D8), VG1110, 284-342-5300; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; REBECCA VAN DERLASKE, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Bastion Trading Limited (CIK 0002106951): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,354,816; sole dispositive power 0; shared dispositive power 1,354,816; aggregate amount beneficially owned 1,354,816 (3.2% of the class)
- Bastion Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,354,816; sole dispositive power 0; shared dispositive power 1,354,816; aggregate amount beneficially owned 1,354,816 (3.2% of the class)
- Lucio Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,940,075; sole dispositive power 0; shared dispositive power 2,940,075; aggregate amount beneficially owned 2,940,075 (6.8% of the class)
- Wei Zhu: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,294,891; sole dispositive power 0; shared dispositive power 4,294,891; aggregate amount beneficially owned 4,294,891 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SkyAI, Inc.
Address of issuer's principal executive offices: 105 MAXESS ROAD, STE. 124, MELVILLE, New York (NY), 11747

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Bastion Trading Limited, a private company limited by shares organized under the laws of the British Virgin Islands ("Bastion Trading");

(ii) Bastion Holdings Limited, a private company limited by shares organized under the laws of the Cayman Islands ("Bastion Holdings");

(iii) Lucio Holding Limited, a private company limited by shares organized under the laws of the Cayman Islands ("Lucio Holding"); and

(iv) Wei Zhu ("Mr. Zhu").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth in Exhibit 1 attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the equivalent of the executive officers and directors of each of Bastion Trading, Bastion Holdings and Lucio Holding. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of each of Bastion Trading, Bastion Holdings, Lucio Holding and Mr. Zhu is Unit 7a, R&F De Castro Building, 200 Waterfront Drive, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: The principal business of each of Bastion Trading, Bastion Holdings and Lucio Holding is proprietary trading and investment activities. The principal occupation of Mr. Zhu is serving as an entrepreneur. Mr. Zhu also serves as the Chief Financial Officer, Chief Operating Officer and as a director of each of Bastion Trading and Bastion Holdings, and as the sole officer and director of Lucio Holding.
Criminal convictions in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed in Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Bastion Trading is organized under the laws of the British Virgin Islands. Each of Bastion Holdings and Lucio Holding is organized under the laws of the Cayman Islands. Mr. Zhu is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by Bastion Trading were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of 195,417 of the shares of the Issuer's common stock, par value $0.0001 per share (the "Shares") beneficially owned by Bastion Trading is approximately $151,906, including brokerage commissions. 1,150,000 of the Shares beneficially owned by Bastion Trading were acquired in connection with the PIPE (as defined in Item 4) at a price of $6.50 per share. In connection with the closing of the PIPE, Bastion Trading also acquired (i) Pre-Funded Warrants (as defined in Item 4) exercisable for up to 4,234,615 Shares at a price of $6.4999 per Pre-Funded Warrant and (ii) Stapled Warrants (as defined in Item 4) exercisable for up to 5,384,615 Shares at an exercise price of $9.75 per Stapled Warrant.

The securities purchased by Lucio Holding were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,940,075 Shares beneficially owned by Lucio Holding is approximately $5,461,526, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons acquired 1,150,000 Shares in connection with the Issuer's $400 million private placement offering that closed on August 25, 2025 (the "PIPE"). The Reporting Persons participated in the PIPE based on their belief that the PIPE and the securities, when purchased, represented an attractive investment opportunity.

In connection with the PIPE, on August 25, 2025, Bastion Trading entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") and Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer pursuant to which Bastion Trading agreed to purchase 4,234,615 pre-funded warrants (the "Pre-Funded Warrants") at an offering price of $6.4999 per Pre-Funded Warrant and 5,384,615 stapled warrants (the "Stapled Warrants" and, collectively with the Pre-Funded Warrants, the "Warrants") at an exercise price of $9.75 per Stapled Warrant, and received certain registration rights in connection with the PIPE.

The Reporting Persons are deeply concerned by the Issuer's underperformance, as well as its questionable corporate governance practices, apparent conflicts of interest and related party transactions. These concerns are highlighted by the apparent conflicts of interest raised by the high level of compensation paid by the Issuer to Sol Edge Limited and Sol Markets under the Consulting Agreement and Strategic Advisor Consulting Agreement, respectively. Sol Edge Limited and Sol Markets are each wholly-owned and controlled by director and CIO Alice Zhang's brother, and Sol Edge Limited formerly employed her husband. These highly concerning relationships directly led to the resignation of an independent director in December 2025.

The Reporting Persons also find the Issuer's revisions to its corporate governance profile concerning, including amendments to the Issuer's Amended and Restated Bylaws that, among other items, eliminated stockholders' ability to act by written consent and materially expanded the advance notice requirements for stockholders to nominate director candidates for election, as well as the Issuer's board of directors (the "Board") unilateral adoption of the rights plan or "poison pill," each adopted earlier this year. We also find it telling that a proposal for stockholders to ratify the poison pill is not included on the agenda for the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). The Reporting Persons also find it troubling that the Issuer is seemingly attempting to rush the process for the 2026 Annual Meeting - providing a mere 32 days' notice of such meeting.

At the 2026 Annual Meeting, stockholders will have their first opportunity to make their views on the full Board known since the closing of the PIPE. For the foregoing reasons, on September 3, 2026, the Reporting Persons determined that they currently intend to vote their shares "WITHHOLD ALL" with respect to the re-election of all five of the Issuer's incumbent directors.

The Reporting Persons hope to engage in a meaningful dialogue with the Board and management with the goal of ensuring that the best interests of stockholders are appropriately represented in the boardroom.

The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants and the Stapled Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants and the Stapled Warrants, copies or forms of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future engage in communications with management, the Board and their advisors, engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, make proposals to the Issuer concerning changes to the capitalization, Board (including composition of the Board) and operations of the Issuer, purchase additional securities of the Issuer, sell some or all of such securities, enter into financial instruments or other agreements that increase or decrease the Reporting Persons' economic or beneficial exposure with respect to their investment in the Issuer, or engage in short selling of or any hedging or similar transaction with respect to the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 42,982,506 Shares outstanding as of August 4, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026 and, in the case of Bastion Trading, Bastion Holdings and Mr. Zhu, 9,399 shares of common stock issuable upon the exercise of Warrants held by Bastion Trading within 60 days.

As of the close of business on the date hereof, Bastion Trading directly beneficially owned 1,345,417 Shares, constituting approximately 3.2% of the Shares outstanding. Bastion Holdings, as the sole owner of Bastion Trading, may be deemed to beneficially own the 1,345,417 Shares beneficially owned directly by Bastion Trading, constituting approximately 3.2% of the Shares outstanding. As of the close of business on the date hereof, Lucio Holding directly beneficially owned 2,940,075 Shares, constituting approximately 6.8% of the Shares outstanding. Mr. Zhu, as the director of Bastion Holdings and Lucio Holding, may be deemed to beneficially own the 4,294,891 Shares beneficially owned in the aggregate by Bastion Trading and Lucio Holding, constituting approximately 9.99% of the Shares outstanding. Due to the Beneficial Ownership Limitations (as defined below) in the Warrants, Mr. Zhu's beneficial ownership percentage is 9.99%. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of Mr. Zhu's cover page has been rounded down to 9.9%.

As of the close of business on the date hereof, Bastion Trading held (i) Pre-Funded Warrants exercisable for up to 4,234,615 Shares and (ii) Stapled Warrants exercisable for up to 5,384,615 Shares. The Pre-Funded Warrants are immediately exercisable at an initial exercise price equal to $0.0001 per Share and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Stapled Warrants are immediately exercisable at an initial exercise price equal to $9.75 per Share and may be exercised at any time on or prior to 5:00pm New York City time on the date that is thirty-six (36) months after the issue date of the Stapled Warrants, subject to the Beneficial Ownership Limitation. Each of the Pre-Funded Warrants and the Stapled Warrants either provide, or the holder has elected, that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the Issuer's then outstanding Shares (the "Beneficial Ownership Limitations"). Due to the Beneficial Ownership Limitations, Bastion Trading is currently prohibited from exercising the Warrants to the extent that such exercise would result in Mr. Zhu's beneficial ownership of more than 4,294,891 shares of common stock.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Bastion Trading, Bastion Holdings and Mr. Zhu may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Bastion Trading.

Each of Lucio Holding and Mr. Zhu may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Lucio Holding.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the Securities Purchase Agreement, Registration Rights Agreement, the Pre-Funded Warrants and the Stapled Warrants as set forth in Items 4 and 5 above are incorporated herein by reference. Copies of the forms of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants and the Stapled Warrants are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4 respectively, and incorporated herein by reference.

On September 3, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Form of Cash Securities Purchase Agreement, dated August 25, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2025).

99.2 - Form of Registration Rights Agreement, dated August 25, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2025).

99.3 - Form of Cash Pre-Funded Warrant, dated August 25, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2025).

99.4 - Form of Cash Stapled Warrant, dated August 25, 2025 (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 25, 2025).

99.5 - Joint Filing Agreement, dated September 3, 2026.

## Signatures
- Bastion Trading Limited: /s/ Wei Zhu, Wei Zhu, Director (09/03/2026)
- Bastion Holdings Limited: /s/ Wei Zhu, Wei Zhu, Director (09/03/2026)
- Lucio Holding Limited: /s/ Wei Zhu, Wei Zhu, Director (09/03/2026)
- Wei Zhu: /s/ Wei Zhu, Wei Zhu (09/03/2026)